Exhibit 12.1

REALTY INCOME CORPORATION
STATEMENTS RE COMPUTATION OF RATIOS
( dollars in thousands )

	Years ended December 31,
	2009	2008	2007	2006	2005
Fixed charges:
Interest	$81,860	$90,083	$61,640	$48,893	$38,699
Amortization of fees	3,668	3,873	2,691	2,470	2,250
Interest capitalized	5	92	993	2,184	1,886
Fixed charges	$85,533	$94,048	$65,324	$53,547	$42,835

Income from continuing operations	$122,133	$115,427	$123,778	$102,227	$84,717
Plus fixed charges	85,533	94,048	65,324	53,547	42,835
Less interest capitalized	(5)	(92)	(993)	(2,184)	(1,886)

Earnings from continuing operations
before fixed charges	$207,661	$209,383	$188,109	$153,590	$125,666
Divided by fixed charges	$85,533	$94,048	$65,324	$53,547	$42,835

Ratio of earnings from continuing
operations to fixed charges	2.4	2.2	2.9	2.9	2.9

Ratio of earnings from continuing
operations to combined fixed charges
and preferred stock dividends	1.9	1.8	2.1	2.4	2.4

Preferred stock dividends	$24,253	$24,253	$24,253	$11,362	$9,403